All State Properties Holdings Inc.

970 S. 300 West

Salt Lake City, UT 84101

Via Edgar

April 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: All State Properties Holdings Inc

Request to Withdraw Form 15 filed January 4, 2016 File No: 000-12895

Ladies and Gentlemen:

All State Properties Holdings Inc. (the “Registrant”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares (no par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on January 4, 2016 (the “Form I5”). The Registrants believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors.

The Registrant is withdrawing the Form 15 because, while it believes that the number of common shareholders is less than 500 as is required under Section 12(g), it needs additional time to substantiate that belief.

Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended. If you have any questions regarding this application for withdrawal, please contact the undersigned at (801) 680-9403.

Very truly yours,

By:	/s/ Wayne Mower,
Wayne Mower, Chief Executive Officer